

May 31, 2017

Mr. Thomas E. Klema
Secretary
Rockwell Medical, Inc.
30142 Wixom Road
Wixom, Michigan 48393

      Re: Rockwell Medical, Inc.
             Additional Soliciting Materials on Schedule 14A
             Filed May 26, 2017
             File No. 000-23661

Dear Mr. Klema:

We have reviewed your filing and have the following comments.

General

1. We note the following disclosure: "Richmond and Ravich have … [t]hreatened to gain control of Rockwell (without paying a premium to Rockwell shareholders)." Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather with purchases of a controlling interest in the capital stock of a company.

    You may contact me at (202) 551-3503 if you have any questions.

                    Sincerely,

                    /s/ David L. Orlic

                    David L. Orlic
                    Special Counsel
                    Office of Mergers and Acquisitions

cc: Peter D. Fetzer, Esq.
       Foley & Lardner LLP